Filed pursuant to Rule 424(b)(3)
File No. 333-172729
Supplement No. 1 to Prospectus

SIONIX CORPORATION

30,899,995 Shares of Common Stock

This prospectus supplement supplements the prospectus dated May 20, 2011 and includes a correction thereto as included herein.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus dated May 20, 2010 with respect to the sale of 30,899,995 shares of our common stock by certain selling shareholders, including any amendments or supplements thereto.

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK.  SEE “RISK FACTORS” BEGINNING ON PAGE 4 OF THE PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH AN INVESTMENT IN OUR SECURITIES.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the adequacy of this prospectus.  Any representation to the contrary is a criminal offense.

The date of this supplement is August 2, 2011

The following paragraphs:

Except as noted below, none of our directors or executive officers has, during the past ten years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

The Company’s Chief Executive Officer, James R. Currier, filed a personal bankruptcy petition in March 2005 and his debts were fully discharged three months later.  Effective February 28, 2010, the SEC amended its rules regarding the disclosure of bankruptcy matters, lengthening the period during which such items would need to be disclosed on certain SEC forms and in other documents such as Form 10-K, Form S-1 and proxy materials, if material.  The 2005 event came to light recently in connection with possible business transactions by the Company.  Upon review of the matter, the Company’s board of directors directed management to disclose the information and to amend or supplement prior disclosures.  Mr. Currier asserts that he believed that the 2005 incident did not require disclosure because it had occurred several years in the past.  In any event, Mr. Currier’s 2005 filing was completely unrelated to the Company and there never was any civil litigation or governmental interest in the matter.

supersede and replace the paragraph which appears on page 35 of the prospectus which states:

None of our directors or executive officers has, during the past five years, has

•
had any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer, either at the time of the bankruptcy or within two years prior to that time;

•	been convicted in a criminal proceeding and none of our directors or executive officers is subject to a pending criminal proceeding;

•
been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities, futures, commodities or banking activities, or

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been found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.